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SECURI 08033157 SSION

ANNU... ...RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47762

Mail Processing Section
NOV 28 2008
Washington, DC
105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Group One Trading, L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3232
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam (312) 294-2345
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Group One Trading, L.P. and Subsidiaries, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

26TH day of November, 2008

Notary Public

G VICTOR JOHNSON
MY COMMISSION EXPIRES
SEPTEMBER 16, 2012
OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS

Signature

Chief Financial Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

SEC
Mail Processing
Section

NOV 2 8 2008

Washington, DC
105

Group One Trading, L.P. and Subsidiaries

Statement of Financial Condition Report

Year Ended September 30, 2008

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Partners and the Audit Committee of
Group One Trading, L.P. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiaries (the Company) as of September 30, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiaries as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 26, 2008

Group One Trading, L.P. and Subsidiaries

Consolidated Statement of Financial Condition
September 30, 2008

Assets	
Deposits with clearing brokers	$ 1,216,077
Securities owned	
Marketable ($1,990,710,452 pledged)	1,990,854,154
Not readily marketable	517,963
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $6,768,443	1,992,390
Exchange membership, at cost (fair value $2,525,000)	330,000
Other assets	3,042,772
Total assets	$ 1,997,953,356
Liabilities and Partners' Capital	
Liabilities	
Payable to clearing broker	$ 292,323,059
Securities sold, not yet purchased	1,574,771,987
Compensation payable	50,332,123
Accounts payable and accrued expenses	8,831,568
Subordinated borrowings	4,407,548
Liabilities other than General Partner's capital subject to mandatory redemption	1,930,666,285
General Partner's capital subject to mandatory redemption	43,893,647
Total liabilities	1,974,559,932
Partners' capital	23,393,424
Total liabilities and partners' capital	$ 1,997,953,356

The accompanying notes are an integral part of the consolidated statement of financial condition.

Note 1. Nature of Operations

Group One Trading, L.P. (a California limited partnership) ("Group One") and Dynamex Trading, LLC (a California limited liability company) ("Dynamex") are broker-dealers registered with the Securities and Exchange Commission. Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. Group One Futures Trading LLC ("Group One Futures") engages in proprietary trading of futures and options on futures on U.S. exchanges. Dynamex previously provided execution services to Group One and is currently considering alternative operational plans.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Group One, and its wholly owned subsidiaries, Group One Futures and Dynamex (collectively the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange-traded securities and derivative financial instruments are carried at fair value based on quoted market prices. Unrealized gains and losses, interest income and interest expense from trading activities, and dividends are reflected in net trading gains from principal transactions. Securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Exchange Membership: The exchange membership is held for operating purposes and is carried at historical cost.

Intangible Assets: Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

General Partner's Capital Subject to Mandatory Redemption: Financial Accounting Standards Board Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150") establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, General Partner's capital subject to mandatory redemption is required to be classified as a liability.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes: Group One, Group One Futures and Dynamex are taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income.

Recently Issued Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the effective date. Management is evaluating the implications of FIN 48 and its potential effects on the financial position, results from operations and cash flows. On November 3, 2008, the FASB proposed a FASB Staff Position (FSP) that would further delay the effective date of FIN 48 for private companies by one year.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on October 1, 2008. Management of the Company believes that SFAS 157 will not have a material impact on the Company's financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Partnership in its year ending September 30, 2010. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the Company's financial condition.

Note 3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments. These assets and liabilities are either reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased at September 30, 2008, consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 885,940,244	$ 597,446,823
Equity options	1,104,770,208	977,325,164
Certificate of deposit	143,702	-
Total	$ 1,990,854,154	$ 1,574,771,987

At September 30, 2008, marketable securities with the Partnership's clearing broker of $1,990,710,452 collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

The certificate of deposit collateralizes bank letters of credit issued in connection with an office space lease for the Partnership.

Securities not readily marketable at September 30, 2008, of $517,963 consist of equity investments for which there is no exchange or independent, publicly quoted market. The estimate of the fair value may differ significantly from the value that would have been used had a ready market existed for such equity investments.

Note 5. Other Assets

Other assets include intangible assets with an indefinite life, representing rights to act as specialist in certain derivative financial instruments. These assets have a carrying value of $1,233,412 at September 30, 2008.

Note 6. Subordinated Borrowings

At September 30, 2008, total borrowings subordinated to the claims of general creditors of $4,407,548 include amounts due to the General Partner and certain members of the General Partner of $4,177,099 and $230,449, respectively. These subordinated borrowings bear interest at varying rates, approximately 2.4 percent at September 30, 2008. The amount due to the General Partner is payable July 31, 2010, is available in computing net capital under minimum capital requirements and is considered equity capital, as such terms are defined for regulatory purposes (see Note 12). To the extent that these subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amounts due to certain members of the General Partner are due on demand, subject to certain limitations, and are not available in computing net capital under the minimum net capital requirements.

Note 7. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital

The Company's limited partnership agreement provides for A and B Classes of General Partner ownership interests. The Class A interest is a nonredeemable investment in the Company that may not be distributed, except upon dissolution of Group One. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Company to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Company is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Company's annual income is allocated to the Class A interest, and the balance is allocated as interest to the Class B interest. Losses are first allocated to the Class B interest and then to the Class A interest.

The General Partner, under certain circumstances, including death or termination of employment of a member of the General Partner, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Company's limited partnership agreement does not directly provide for mandatorily redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as General Partner's capital subject to mandatory redemption in the accompanying statement of financial condition.

Group One's limited partnership agreement also provides for four series of limited partnership assignees (the "Assignees") with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 99 percent of net profits and losses, as defined, and the Limited Partners and Assignees receive the remaining 1 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest or proceeds from the sale of exchange memberships, on their units.

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

Note 8. Related-Party Transactions

Group One pays the General Partner for seat rental.

Note 9. Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates. Compensation payable at September 30, 2008, includes contingent compensation of $2,684,805.

Note 9. Employee Compensation Plans (continued)

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is in the form of cash, is expensed in the year awarded.

Group One maintains an employee unit-based compensation plan (the "Plan"), under which up to 1,000,000 Units of the General Partner may be awarded to employees of the Company. The Units are fully vested and may be restricted or unrestricted Units of the General Partner. There are 836,918 Units available under the Plan as of September 30, 2008. No units were awarded for the year ended September 30, 2008.

Group One maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 10. Commitments and Contingencies

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through June 30, 2015. At September 30, 2008, minimum annual rental commitments that at inception had a noncancelable lease term of more than one year, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2009	$ 2,183,456
2010	986,741
2011	230,888
2012	237,815
2013	244,945
Thereafter	446,702
	$ 4,330,547

In the normal course of business the Company is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome. At September 30, 2008, accounts payable and accrued expenses include an estimated liability of $1,800,000 related to these open matters. This significant estimate could change by a material amount in the near term.

Note 11. Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Note 11. Financial Instruments with Off-Balance-Sheet Risk (continued)

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2008, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to September 30, 2008.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of Credit Risk: All trades of Group One are cleared through Merrill Lynch Professional Clearing Corp. ("Merrill Lynch"), a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Pursuant to agreement, Merrill Lynch is required to, among other things, perform computations for proprietary accounts of introducing brokers ("PAIB") and segregate certain assets on behalf of Group One. However, in the event of Merrill Lynch's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 12. Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of September 30, 2008, Group One had net capital of approximately $19,822,063 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital and repayment of subordinated borrowings available in computing net capital under the net capital requirements.

Note 13. Consolidated Subsidiaries

Group One's consolidated subsidiaries have total assets and members' equity of approximately $1,234,357 and $1,114,867, respectively.

The accounts of Group One's consolidated subsidiaries are not included in Group One's computation of net capital as the assets of Group One's consolidated subsidiaries are not readily available for the protection of Group One's broker-dealer and other creditors, and the liabilities of Group One's consolidated subsidiaries are not guaranteed by Group One.

END